

IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD PUBLISHES 2024 ANNUAL SUSTAINABILITY REPORT

Toronto, Ontario, May 6, 2025 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) (“IAMGOLD” or the “Company”) is pleased to announce that it has published its 2024 Sustainability Report (the "Report") and companion documents highlighting the Company's progress and achievements across a range of Environmental, Social and Governance ("ESG") practices.

“Sustainability is at the core of our business practices — guiding our efforts to operate responsibly, support host communities, mitigate our impact on the environment, and act with integrity,” said Renaud Adams, President and CEO of IAMGOLD. “The release of our 2024 Sustainability Report reflects our continued commitment to transparency and accountability. It highlights our successes, challenges and the actions we are taking to continue to uphold responsible mining practices."

“On behalf of the Board and leadership team, I extend our sincere gratitude to our employees, communities and all stakeholders for their vital role in advancing our sustainability journey. Together, we are building a more sustainable, forward-thinking, and inclusive future.”

The Report draws upon various ESG frameworks and standards and internationally recognized methodologies such as the Global Reporting Initiative (“GRI”) and Sustainability Accounting Standards Board (“SASB”). The Report and companion 2024 ESG Performance Data can be viewed and is available for download from the Company's website at www.iamgold.com.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). On March 31, 2024, the Company commenced production at Côté Gold, in partnership with Sumitomo Metal Mining Co. Ltd., a mine that has the potential to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com